ENVIRO-SERV, INCORPORATED
8875 HIDDEN RIVER PARKWAY #300
TAMPA FLORIDA 33627

January 9, 2015

<u>VIA FACSIMILE</u>

Mr. Tom Kluck

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** **Request for Qualification for**
> **Enviro-Serv, Inc.**
> **Regulation A Offering Statement on Form 1-A (File No. 024-10394)**

Dear Mr. Kluck,

Enviro-Serv, Inc. (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00pm, Eastern Standard Time, on January 12, 2015, or as soon thereafter as possible. Please email or fax a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualified time and date of the Offering Statement to the undersigned, attention: Christoph Trina, email at ctrina@enviro-serv.com, and to Allen Tucci of White and Williams LLP at tuccia@whiteandwilliams.com (email) or (215) 789-7622 (facsimile).

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified; does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



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January 9, 2015   **3 of PAGES**

■FAX

TO	COMPANY	PHONE NO.	FAX NO.
Tom Kluck	U.S. Securities Exchange Commission		703-813-6984

FROM: Yun Angela Lu		**RE:** Enviro-Serv, Inc.	
Direct: 215.864.6221		**COMMENTS:**	
Fax: 215.789.7652			
I.D.#: 3237			
File Name:			
File #: 34626-1		**ORIGINALS:**	

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Confidentiality Notice: This facsimile contains information from the law firm of White and Williams LLP which is "Privileged and confidential attorney-client communication and/or work product of counsel." If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution and/or the taking of or refraining from taking of any action in reliance on the contents of this facsimile is strictly prohibited and may result in legal action being instituted against you. If you have received this facsimile by mistake, please immediately notify us by telephone and return the original message to us at the address above via mail (we will reimburse postage). Thank you.

3. The Issuer may not-assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Issuer, the undersigned further acknowledges that as of January 9, 2015, no securities have been offered or sold pursuant to this Offering Statement.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Allen Tucci of White and Williams LLP at (215) 864-6352 (phone), (215) 789-7622 (facsimile), or tuccia@whiteandwilliams.com (email), or the undersigned at (813) 277-4558 (phone), or ctrina@enviro-serv.com (email).

Very truly yours,

ENVIRO-SERV, INC.

By: _____
Name: Christoph Trina
Title: Chief Executive Officer